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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

NEW CENTURY FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
6435EV108
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with copies to-
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
February 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,515,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,515,300

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,515,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,583,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,583,900

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,583,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		400,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	400,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: DME Advisors GP, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		400,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	400,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		5,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,500,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“DME”), DME Advisors GP, L.L.C., a Delaware limited liability company which serves as general partner of DME (“DME GP” together with Greenlight LLC, Greenlight Inc and DME, “Greenlight”), and Mr. David Einhorn, principal of Greenlight LLC, Greenlight Inc and DME GP (the “Principal” and together with Greenlight, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of New Century Financial Corporation, a Maryland corporation (“New Century” or the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2002, as amended by Amendment No. 1 filed with the Commission on March 18, 2003, as further amended by Amendment No. 2 filed with the Commission on April 20, 2004, as further amended by Amendment No. 3 filed with the Commission on April 28, 2005 (the “Schedule 13D”).
     This Amendment relates to shares of Common Stock owned by (1) Greenlight Capital, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Fund”), (2) Greenlight Capital Qualified, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Qualified”), (3) Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”) for whom Greenlight Inc acts as investment manager and (4) the managed account for which DME acts as investment manager (such managed account together with Greenlight Fund, Greenlight Qualified and Greenlight Offshore, the “Greenlight Entities”).
Item 3. Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended by adding the following:
     As of February 16, 2006, Greenlight Inc has invested $88,293,939 in shares of Common Stock through Greenlight Offshore; Greenlight LLC has invested $85,251,637 in shares of Common Stock through the account of Greenlight Fund and Greenlight Qualified; and DME has invested $19,854,276 in shares of Common Stock through the managed account that it manages. The source of the funds for such investments was the working capital of and customary brokerage margin accounts maintained by Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the managed account managed by DME in the ordinary course of business. At the present time, all such shares are held in cash accounts, and no borrowings are currently in effect with respect to such shares of Common Stock.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
     Since August 2005, the Principal has engaged in discussions with members of New Century’s Board of Directors (the “Board”) concerning a variety of matters related to New

Century’s business strategy and Greenlight’s desire that New Century focus on “per share” value maximization. The Principal also expressed a desire to join the Board in order to participate actively in New Century’s business strategy.
     On February 16, 2006, the Principal sent a letter to Mr. Fredric J. Forster, lead director of New Century, informing him that he was disappointed with the Board’s offer that he make periodic formal presentations to the Board in lieu of a Board seat. The Principal also explained in the letter that, in view of the Board’s response, Greenlight was left with no choice other than to propose its own slate of directors for election at the 2006 Annual Meeting of Stockholders of New Century (the “2006 Meeting”). A copy of the Principal’s letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     On February 16, 2006, Greenlight Fund sent a notice (the “Notice”) to the Secretary of New Century formally notifying New Century of its intent to nominate David Einhorn, David A. Cohen and Thomas J. Edelman (each a “Nominee” and collectively, the “Nominees”) for election to the Board at the 2006 Meeting and to solicit proxies in connection therewith. A copy of the Notice is attached hereto as Exhibit 99.2 and incorporated herein by reference.
     Representatives of the Reporting Persons may make proposals to New Century’s management and Board and may engage financial, legal and other advisors to explore value creating alternatives including changes to the overall strategic direction of New Century, corporate structure, capital allocation, capital raising activities, declassification of the Board, Board and management composition and related topics. The Reporting Persons may also contact other shareholders of New Century to discuss any and all of the above.
     The Reporting Persons reserve the right to acquire, or dispose of, additional securities of New Century, in the ordinary course of business, to the extent deemed advisable in light of the Reporting Persons’ general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.
     IMPORTANT INFORMATION
     Greenlight LLC, Greenlight Inc and DME intend to make a preliminary filing with the Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies for the election of the Nominees at the 2006 Meeting.
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY GREENLIGHT LLC, GREENLIGHT INC AND DME FROM THE STOCKHOLDERS OF NEW CENTURY FOR USE AT THE 2006 MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NEW CENTURY AND WILL BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS

(WHICH MAY BE DEEMED TO CONSIST OF THE REPORTING PERSONS, THE GREENLIGHT ENTITIES, DAVID A. COHEN AND THOMAS J. EDELMAN) AND THEIR DIRECT AND INDIRECT INTERESTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 99.2 HERETO.
Item 5. Interest In Securities Of The Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of February 16, 2006, the Principal may be deemed to beneficially own an aggregate of 5,500,000 shares of Common Stock, which represents 9.7% of New Century’s outstanding Common Stock. As of February 16, 2006, Greenlight LLC, Greenlight Inc, DME and DME GP may be deemed to beneficially own an aggregate of 2,515,300, 2,583,900, 400,800 and 400,800 shares of Common Stock, respectively, which represents 4.4%, 4.6%, 0.7% and 0.7% respectively of New Century’s outstanding Common Stock. The above percentages are based on the 56,634,524 shares stated to be outstanding in New Century’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2005.
     (b) By virtue of being the general partner of Greenlight Fund and Greenlight Qualified, Greenlight LLC has sole voting and dispositive power over 2,515,300 shares of Common Stock. As investment advisor to Greenlight Offshore, Greenlight Inc has sole voting and dispositive power over 2,583,900 shares of Common Stock. As investment manager to a managed account, DME has sole voting and dispositive power over 400,800 shares of Common Stock. As general partner of DME, DME GP has sole voting and dispositive power over 400,800 shares of Common Stock. As President or Senior Managing Member of the Management Entities, the Principal may be deemed to have sole voting and dispositive power over 5,500,000 shares of Common Stock.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 5,500,000 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account advised by DME.
     (c) None.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Except as described herein, none of the Reporting Persons, Mr. Roitman or Mr. Brandler has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New Century, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Letter to Mr. Fredric J. Forster from Mr. David Einhorn dated February 16, 2006.

Exhibit 99.2	Stockholder’s Notice of Intent to Nominate Director Candidates dated February 16, 2006.

Exhibit 99.3	Joint Filing Agreement

Signature
     After reasonable inquiry and to the best of each of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2006

GREENLIGHT CAPITAL, L.L.C.

By:		/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:		/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:		DME Advisors GP, L.L.C.

	By:	/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating
Officer

DME Advisors GP, L.L.C.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.